EXHIBIT 99.86
                                                                  -------------




                          ADVANTAGE ENERGY INCOME FUND

                                    - AND -

      SCOTIA CAPITAL INC., ON ITS OWN BEHALF AND ON BEHALF OF BMO NESBITT BURNS INC., NATIONAL BANK FINANCIAL INC., RBC DOMINION SECURITIES INC.,
  CIBC WORLD MARKETS INC., FIRSTENERGY CAPITAL CORP., AND RAYMOND JAMES LTD.


                                    - AND -


                     COMPUTERSHARE TRUST COMPANY OF CANADA


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                         SUBSCRIPTION RECEIPT AGREEMENT

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                           PROVIDING FOR THE ISSUE OF
                             SUBSCRIPTION RECEIPTS


                            DATED SEPTEMBER 14, 2004


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                               TABLE OF CONTENTS

                                                                           PAGE


ARTICLE 1 INTERPRETATION......................................................2
   1.1        DEFINITIONS.....................................................2
   1.2        HEADINGS........................................................5
   1.3        REFERENCES......................................................5
   1.4        CERTAIN RULES OF INTERPRETATION.................................5
   1.5        DAY NOT A BUSINESS DAY..........................................6
   1.6        APPLICABLE LAW..................................................6
   1.7        CONFLICT........................................................6
   1.8        CURRENCY........................................................6
   1.9        SEVERABILITY....................................................6

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS......................................6
   2.1        PAYMENT ACKNOWLEDGEMENT.........................................6
   2.2        TERMS AND ISSUE OF SUBSCRIPTION RECEIPTS........................7
   2.3        FRACTIONAL SUBSCRIPTION RECEIPTS................................7
   2.4        REGISTER FOR SUBSCRIPTION RECEIPTS..............................7
   2.5        REGISTERS OPEN FOR INSPECTION...................................7
   2.6        RECEIPTHOLDER NOT A UNITHOLDER..................................7
   2.7        SUBSCRIPTION RECEIPTS TO RANK PARI PASSU........................8
   2.8        SIGNING OF SUBSCRIPTION RECEIPT CERTIFICATES....................8
   2.9        CERTIFICATION BY THE ESCROW AGENT...............................8
   2.10       ISSUE IN SUBSTITUTION FOR SUBSCRIPTION RECEIPT
                 CERTIFICATES LOST, ETC.......................................8
   2.11       EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES...................9
   2.12       CHARGES FOR EXCHANGE............................................9
   2.13       TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS.................9
   2.14       GLOBAL SUBSCRIPTION RECEIPT....................................10
   2.15       NO REGISTRATION IN THE UNITED STATES...........................11
   2.16       LISTING OF SUBSCRIPTION RECEIPTS...............................11
   2.17       RIGHT OF RESCISSION............................................11

ARTICLE 3 SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT........12
   3.1        NOTICE OF ACQUISITION..........................................12
   3.2        RELEASE OF FUNDS ON ACQUISITION DATE OR FOR DEPOSIT INTO
                 ESCROW ARRANGEMENT TO CLOSE ACQUISITION.....................12
   3.3        ISSUE OF UNITS AND PAYMENT THEREON.............................13
   3.4        PAYMENT ON TERMINATION.........................................13
   3.5        CANCELLATION OF SURRENDERED SUBSCRIPTION RECEIPT
                 CERTIFICATES................................................14
   3.6        ADDITIONAL PAYMENTS BY THE TRUST...............................14
   3.7        PAYMENT OF UNDERWRITING FEE....................................15

ARTICLE 4 INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST.....................15
   4.1        INVESTMENT OF PROCEEDS.........................................15
   4.2        SEGREGATION OF PROCEEDS........................................15

ARTICLE 5 RIGHTS OF THE TRUST AND COVENANTS..................................15
   5.1        OPTIONAL PURCHASES BY THE TRUST................................15
   5.2        GENERAL COVENANTS..............................................15


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                                       ii


   5.3        ESCROW AGENT'S REMUNERATION, EXPENSES AND INDEMNIFICATION......16
   5.4        PERFORMANCE OF COVENANTS BY ESCROW AGENT.......................17
   5.5        ACCOUNTING.....................................................17
   5.6        PAYMENTS BY ESCROW AGENT.......................................17
   5.7        REGULATORY MATTERS.............................................17

ARTICLE 6 ENFORCEMENT........................................................18
   6.1        SUITS BY RECEIPTHOLDERS........................................18
   6.2        IMMUNITY OF UNITHOLDERS, ETC...................................18
   6.3        LIMITATION OF LIABILITY........................................18

ARTICLE 7 MEETINGS OF RECEIPTHOLDERS.........................................18
   7.1        RIGHT TO CONVENE MEETINGS......................................18
   7.2        NOTICE.........................................................18
   7.3        CHAIRMAN.......................................................19
   7.4        QUORUM.........................................................19
   7.5        POWER TO ADJOURN...............................................19
   7.6        SHOW OF HANDS..................................................19
   7.7        POLL AND VOTING................................................19
   7.8        REGULATIONS....................................................20
   7.9        TRUST AND ESCROW AGENT MAY BE REPRESENTED......................20
   7.10       POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION.................21
   7.11       MEANING OF EXTRAORDINARY RESOLUTION............................22
   7.12       POWERS CUMULATIVE..............................................22
   7.13       MINUTES........................................................23
   7.14       INSTRUMENTS IN WRITING.........................................23
   7.15       BINDING EFFECT OF RESOLUTIONS..................................23
   7.16       HOLDINGS BY TRUST DISREGARDED..................................23

ARTICLE 8 SUPPLEMENTAL AGREEMENTS............................................23
   8.1        PROVISION FOR SUPPLEMENTAL AGREEMENTS FOR CERTAIN PURPOSES.....23

ARTICLE 9 CONCERNING THE ESCROW AGENT........................................24
   9.1        RIGHTS AND DUTIES OF ESCROW AGENT..............................24
   9.2        EVIDENCE, EXPERTS AND ADVISERS.................................25
   9.3        DOCUMENTS, MONIES, ETC. HELD BY ESCROW AGENT...................26
   9.4        ACTIONS BY ESCROW AGENT TO PROTECT INTEREST....................26
   9.5        ESCROW AGENT NOT REQUIRED TO GIVE SECURITY.....................26
   9.6        PROTECTION OF ESCROW AGENT.....................................26
   9.7        REPLACEMENT OF ESCROW AGENT; SUCCESSOR BY MERGER...............27
   9.8        CONFLICT OF INTEREST...........................................27
   9.9        ACCEPTANCE OF APPOINTMENT......................................28
   9.10       ESCROW AGENT NOT TO BE APPOINTED RECEIVER......................28

ARTICLE 10 GENERAL...........................................................28
   10.1       NOTICE TO THE TRUST, ESCROW AGENT AND THE LEAD UNDERWRITER.....28
   10.2       NOTICE TO RECEIPTHOLDERS.......................................29
   10.3       OWNERSHIP AND TRANSFER OF SUBSCRIPTION RECEIPTS................29
   10.4       EVIDENCE OF OWNERSHIP..........................................30
   10.5       SATISFACTION AND DISCHARGE OF AGREEMENT........................30

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                                      iii


   10.6       PROVISIONS OF AGREEMENT AND SUBSCRIPTION RECEIPTS FOR THE
                 SOLE BENEFIT OF PARTIES AND RECEIPTHOLDERS..................30
   10.7       SUBSCRIPTION RECEIPTS OWNED BY THE TRUST OR ITS
                 SUBSIDIARIES - CERTIFICATE TO BE PROVIDED...................30
   10.8       EFFECT OF EXECUTION............................................31
   10.9       CONTRACTUAL OBLIGATIONS OF THE TRUST...........................31
   10.10      TIME OF ESSENCE................................................31
   10.11      COUNTERPARTS...................................................32

                         SUBSCRIPTION RECEIPT AGREEMENT

                  THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 14th day of September, 2004.

AMONG:

                  ADVANTAGE ENERGY INCOME FUND, an unincorporated trust formed under the laws of Alberta (hereinafter referred to as the "TRUST")

AND

                  SCOTIA CAPITAL INC., (hereinafter referred to as the "LEAD UNDERWRITER"), on behalf of the underwriters who are party to the Underwriting Agreement providing for the issue and sale to investors of the Subscription Receipts

AND

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all Provinces of Canada (hereinafter referred to as the "ESCROW AGENT")

                  WHEREAS the Trust is proposing to issue and sell Subscription Receipts, each Subscription Receipt representing the right to receive one Unit;

                  AND WHEREAS the Trust and the Lead Underwriter, on behalf of the Underwriters, have agreed that:

(a) the Proceeds are to be delivered to and held by the Escrow Agent and invested on behalf of the holders of Subscription Receipts and the Trust in the manner set forth herein;

(b) if the Acquisition Time occurs by the Deadline, each holder of Subscription Receipts shall be entitled to receive, without additional consideration or further action, one Unit for each Subscription Receipt held together with the holder's Acquisition Payment; and

(c) if the Acquisition Time does not occur by the Deadline, the Acquisition is terminated at any earlier time or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, the subscription for Units represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall be entitled to receive from the Trust an amount equal to the Subscription Price in respect of each Subscription Receipt held together with such holder's PRO RATA share of Earned Interest;

                  AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Escrow Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Trust with the benefits and subject to the terms of this Agreement;

                  AND WHEREAS the foregoing recitals are by the Trust and the Lead Underwriter, on behalf of the Underwriters, as the context provides, and not by the Escrow Agent;

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                                       2


                  NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1               DEFINITIONS

                  In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)      "1933 ACT" means the United States SECURITIES ACT OF 1933, as amended;

(b) "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c.B-9, as amended, including the regulations promulgated thereunder;

(c) "ACQUISITION" means the acquisition by AOG of the Assets, pursuant to and in all material respects as contemplated in the Acquisition Agreement and without material amendment or waiver adverse to the Trust considered as a whole;

(d) "ACQUISITION AGREEMENT" means the Agreement of Purchase and Sale dated August 24, 2004 between Anadarko and AOG pursuant to which Anadarko agreed to sell and AOG agreed to purchase the Assets;

(e) "ACQUISITION DATE" means the date upon which the closing of the Acquisition takes place, and "ACQUISITION TIME" means the time on the Acquisition Date at which the closing of the Acquisition takes place;

(f) "ACQUISITION NOTICE" means a notice substantially in the form set forth in SCHEDULE "C" hereto, executed by the Trust, certifying that the Acquisition Time has occurred prior to the Deadline;

(g) "ACQUISITION PAYMENT" means an amount per Subscription Receipt equal to the amount per Unit of any cash distributions for which record dates have occurred during the period from and including the date hereof to but excluding the date the Units are issued or deemed to be issued hereunder pursuant to the Subscription Receipts;

(h) "AGREEMENT" means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

(i) "AIM" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

(j) "ANADARKO" means Anadarko Canada Corporation, the managing partner of Anadarko Canada Resources;

(k) "AOG" means Advantage Oil & Gas Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

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                                       3


(l) "ASSETS" means those petroleum and natural gas properties and related assets that AOG expects to acquire from Anadarko pursuant to the Acquisition Agreement;

(m) "BENEFICIAL HOLDER" means any person who holds a beneficial interest in a Subscription Receipt;

(n) "BOOK-ENTRY ONLY SYSTEM" means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(o) "BUSINESS DAY" means a day which is not Saturday or Sunday or a statutory holiday in Calgary, Alberta or Toronto, Ontario;

(p) "CDS" means The Canadian Depositary for Securities Limited and its successors in interest;

(q) "COUNSEL" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Trust, acceptable to the Escrow Agent, acting reasonably;

(r) "CURRENT MARKET PRICE" for any date means the weighted average price per unit for Units for 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Units are not listed thereon, on such stock exchange on which the Units are listed as may be selected for such purpose by AOG or, if the Units are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Units so sold;

(s)      "DEADLINE" means 5:00 p.m. (Calgary time) November 1, 2004;

(t) "DESIGNATED OFFICES" means the principal stock transfer offices of the Escrow Agent from time to time in the cities of Calgary and Toronto;

(u) "EARNED INTEREST" means the interest or other income actually earned on the investment of the Escrowed Funds between the date hereof and the earlier to occur of the Acquisition Date and the Termination Date;

(v) "ESCROW AGENT" means Computershare Trust Company of Canada or its successors from time to time under this Agreement;

(w) "ESCROWED FUNDS" means the Proceeds, all interest or other income earned and any investments acquired from time to time with such funds;

(x) "ESCROW RELEASE CONDITION" means that the parties to the Acquisition are able to complete the Acquisition in all material respects in accordance with the terms of the Acquisition Agreement without material amendment or waiver adverse to the Trust, considered as a whole but for payment of the purchase price to be satisfied in part by the release of the Released Amount to or to the order of Burnet, Duckworth & Palmer LLP on behalf of the Trust or Anadarko pursuant to the terms hereof;

(y) "GLOBAL SUBSCRIPTION RECEIPT" means a Subscription Receipt Certificate that is issued to and registered in the name of CDS or its nominee pursuant to Section 2.14 hereof;

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                                       4


(z) "IRREVOCABLE TRANSFER AGENT DIRECTION" means the written irrevocable direction executed by the Trust, to be delivered to the Escrow Agent pursuant to Section 3.1 hereof, substantially in the form set forth in SCHEDULE "B" hereto;

(aa) "ISSUE DATE" means the date upon which the Acquisition Notice and press release contemplated by Section 3.1 have been delivered or issued, as the case may be;

(bb)     "ISSUE TIME" means the Acquisition Time;

(cc)     "LEAD UNDERWRITER" means Scotia Capital Inc.;

(dd) "PERSON" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(ee) "TRUST INDENTURE" means the trust indenture between Computershare Trust Company of Canada and AOG made as of April 17, 2001, supplemented as of May 22, 2002 and amended and restated as of June 25, 2002, May 28, 2003 and May 26, 2004;

(ff) "PROCEEDS" means the amount of $18.80, being an amount equal to the Subscription Price for each Subscription Receipt issued, being an aggregate of $65,800,000;

(gg) "PROSPECTUS" means the English and French language versions (unless the context indicates otherwise) of the (final) short form prospectus of the Trust dated September 3, 2004 relating to, INTER ALIA, the distribution of the Subscription Receipts and $50,000,000 aggregate principal amount of 7.75% extendible convertible unsecured subordinated debentures of the Trust, $75,000,000 aggregate principal amount of 7.50% extendible convertible unsecured subordinated debentures of the Trust in all of the provinces of Canada and, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments thereto;

(hh) "RECEIPTHOLDERS", or "HOLDERS" means the registered holders from time to time of Subscription Receipts;

(ii) "RECEIPTHOLDERS' REQUEST" means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the then outstanding Subscription Receipts, requesting the Escrow Agent to take some action or proceeding specified therein;

(jj)     "RELEASED AMOUNT" has the meaning ascribed thereto in Section 3.2(a);

(kk)     "SUBSCRIPTION PRICE" means the sum of $18.80 per Subscription Receipt;

(ll) "SUBSCRIPTION RECEIPT CERTIFICATE" means a certificate evidencing Subscription Receipts in the form attached as SCHEDULE "A" hereto;

(mm) "SUBSCRIPTION RECEIPTS" means the subscription receipts issued and certified hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out in Subsection 2.2(a);


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                                       5


(nn) "TERMINATION DATE" means the earliest of: (i) the Deadline; (ii) the date upon which the Trust delivers to the Lead Underwriter, on behalf of the Underwriters, and the Escrow Agent, a notice executed by the Trust that the Acquisition has been terminated or that the Trust does not intend to proceed with the Acquisition, and (iii) the date upon which the Trust announces to the public that it does not intend to proceed with the Acquisition;

(oo) "TERMINATION PAYMENT TIME" means 5:00 p.m. (Calgary time) on the second Business Day after the Termination Date;

(pp)     "TRUST" means Advantage Energy Income Fund;

(qq) "UNDERWRITERS" means, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd.;

(rr) "UNDERWRITING FEE" has the meaning assigned to it in the Underwriting Agreement;

(ss) "UNDERWRITING AGREEMENT" means the agreement dated as of August 24, 2004 among the Trust, AOG, AIM and the Underwriters in respect of, among other things, the offering of Subscription Receipts by the Trust;
         (tt) "UNITS" means Trust units of the Trust;

(uu)     "UNITHOLDERS" means the registered holders from time to time of Units;

(vv) "WRITTEN REQUEST OF THE TRUST" and "CERTIFICATE OF THE TRUST" mean, respectively, a written request and certificate signed in the name of the Trust by AOG in its capacity as administrator of the Trust and may consist of one or more instruments so executed.

1.2               HEADINGS

                  The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3               REFERENCES

                  Unless otherwise specified in this Agreement:

(a) references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement; and

(b) "HERETO", "HEREIN", "HEREBY", "HEREUNDER", "HEREOF " and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4               CERTAIN RULES OF INTERPRETATION

                  Unless otherwise specified in this Agreement:

(a)      the singular includes the plural and VICE VERSA; and

(b)      references to any gender shall include references to all genders.

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                                       6


1.5               DAY NOT A BUSINESS DAY

                  In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6               APPLICABLE LAW

                  This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.7               CONFLICT

                  In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8               CURRENCY

                  All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9               SEVERABILITY

                  Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

                                   ARTICLE 2
                         ISSUE OF SUBSCRIPTION RECEIPTS

2.1               PAYMENT ACKNOWLEDGEMENT

(a) The Escrow Agent hereby acknowledges receipt from the Lead Underwriter of a wire transfer of funds in the aggregate amount of $65,800,000 and confirms that such funds have been deposited in a segregated account in the name of the Trust designated as the "Advantage Energy Income Fund - Sub. Receipts", or as otherwise directed by the Trust, and the Escrow Agent will retain such amount in accordance with the terms of this Agreement pending release of such amount in accordance with the terms of this Agreement.

(b)      The Trust hereby:

         (i) acknowledges that the amount received by the Escrow Agent pursuant to Section 2.1(a), represents payment in full by the Underwriters of the Subscription Price for 3,500,000 Subscription Receipts; and

         (ii) irrevocably directs the Escrow Agent to retain such amount in accordance with the terms of this Agreement pending release of such amount in accordance with the terms of this Agreement.

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                                       7


2.2               TERMS AND ISSUE OF SUBSCRIPTION RECEIPTS

(a) Each Subscription Receipt shall evidence the right of the holder: (i) if the Acquisition Time occurs by the Deadline, to receive, for no additional consideration, one Unit plus such holder's Acquisition Payment less applicable withholding taxes; or (ii) if the Acquisition Time does not occur by the Deadline, the Acquisition is terminated at any earlier time or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, to receive an amount equal to the sum of the Subscription Price and such holder's PRO RATA share of the Earned Interest, less applicable withholding taxes, all in the manner and on the terms and conditions set out in this Agreement.

(b) A maximum of 3,500,000 Subscription Receipts are hereby created and authorized to be issued.

(c) The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form attached hereto as SCHEDULE "A", shall bear such distinguishing letters and numbers as the Trust may, with the approval of the Escrow Agent and CDS, prescribe, and shall be issuable in any whole number denominations.

(d) The Escrow Agent is hereby directed, immediately following the execution and delivery of this Agreement, to execute, issue and deliver to the Lead Underwriter, on behalf of the Underwriters, one or more definitive Subscription Receipt Certificates in the form of a Global Subscription Receipt representing 3,500,000 Subscription Receipts registered in the name of CDS (or its nominee).

2.3               FRACTIONAL SUBSCRIPTION RECEIPTS

                  No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.4               REGISTER FOR SUBSCRIPTION RECEIPTS

                  The Trust hereby appoints the Escrow Agent as registrar of the Subscription Receipts, and the Trust shall cause to be kept by the Escrow Agent at the Designated Offices, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Trust shall also cause to be kept by the Escrow Agent at the Designated Offices the register of transfers, and may also cause to be kept by the Escrow Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.5               REGISTERS OPEN FOR INSPECTION

                  The registers hereinbefore referred to shall be open at all reasonable times during regular business hours of the Escrow Agent on a Business Day for inspection by the Trust, the Escrow Agent or any Receiptholder. The Escrow Agent shall, from time to time when requested so to do by the Trust, furnish the Trust with a list of the names and addresses of Receiptholders entered in the registers kept by the Escrow Agent and showing the number of Subscription Receipts held by each such holder.

2.6               RECEIPTHOLDER NOT A UNITHOLDER

                  Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Unitholder, including, but not limited to, the right to


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                                       8


vote at, to receive notice of, or to attend meetings of Unitholders, or the right to receive distributions or any continuous disclosure materials of the Trust. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.7               SUBSCRIPTION RECEIPTS TO RANK PARI PASSU

                  All Subscription Receipts shall rank PARI PASSU, whatever may be the actual date of issue of same.

2.8               SIGNING OF SUBSCRIPTION RECEIPT CERTIFICATES

                  The Subscription Receipt Certificates shall be signed by an officer of AOG, on behalf of the Trust. The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.9, be binding upon the Trust as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.9, be valid and binding upon the Trust and the holder thereof shall be entitled to the benefits of this Agreement.

2.9               CERTIFICATION BY THE ESCROW AGENT

(a) No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Escrow Agent, and such certification by the Escrow Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Trust that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b) The certification of the Escrow Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Escrow Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Escrow Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certificate by or on behalf of the Escrow Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Escrow Agent that such Subscription Receipt Certificates have been duly certified by or on behalf of the Escrow Agent pursuant to the provisions of this Agreement.

2.10              ISSUE IN SUBSTITUTION FOR SUBSCRIPTION RECEIPT CERTIFICATES
                  LOST, ETC.

(a) In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Trust, subject to applicable law and compliance with paragraph (b) below, shall issue and thereupon the Escrow Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Escrow Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Trust and to the Escrow Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Trust and to the Escrow Agent in their sole discretion, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Trust and the Escrow Agent in their sole discretion and shall pay the reasonable charges of the Trust and the Escrow Agent in connection therewith.

2.11              EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

(a) Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Escrow Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b) Subscription Receipt Certificates may be surrendered for exchange only at the Designated Offices during regular business hours of the Escrow Agent.

2.12              CHARGES FOR EXCHANGE

                  Except as otherwise herein provided, the Escrow Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Escrow Agent or the Trust for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.13              TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS

(a) Subject to Sections 2.13(d) and 2.15, there are no restrictions on the transfer of the Subscription Receipts. However, the Subscription Receipts may only be transferred on the register kept at one of the Designated Offices by the holder or his legal representatives or his attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at one of the Designated Offices and upon compliance with Section 2.15, the Trust shall issue and thereupon the Escrow Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in his name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

         (i) payment to the Escrow Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Escrow Agent or the Trust for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

         (ii) such reasonable requirements as the Escrow Agent may prescribe,

         and all such transfers shall be duly noted in such register by the Escrow Agent.

(b) The Trust and the Escrow Agent shall deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Trust nor the Escrow Agent shall be affected by any notice to the contrary.

(c) The transfer register in respect of Subscription Receipts shall be closed at 4:30 p.m. (Calgary time) at the Designated Office, on the earlier to occur of the Acquisition Date and the Termination Date (subject to settlement).

(d) The Escrow Agent shall promptly advise the Trust of any requested transfer of Subscription Receipts. The Trust shall be entitled, and may direct the Escrow Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

(e) Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue and delivery of Units and the applicable Acquisition Payment, less applicable withholding taxes, as provided in Section 3.3, or the payment of the Subscription Price and the Earned Interest, less applicable withholding taxes, as provided in Section 3.4, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Trust and the Escrow Agent with respect to such Subscription Receipts and neither the Trust nor the Escrow Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.14              GLOBAL SUBSCRIPTION RECEIPT

(a) Unless the Book-Entry Only System is terminated, Subscription Receipt Certificates will only be issued in the form of a Global Subscription Receipt certificate, which will be registered in the name of and deposited with CDS or its nominee.

(b) Unless the Book-Entry Only System is terminated or required to be terminated by applicable law, owners of the beneficial interests in the Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Escrow Agent is unable or does not wish to locate a qualified successor. Beneficial interests in the Global Subscription Receipt will be represented only through the Book-Entry Only System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS' rules and procedures. The Trust shall not have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies.

(c) All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription

         Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants. Each of the Escrow Agent and the Trust may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d) For so long as Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders, the Escrow Agent will give such notices and communications to CDS.

(e) If CDS resigns or is removed from its responsibility as depository and the Escrow Agent is unable or does not wish to locate a qualified successor, CDS shall surrender the Global Subscription Receipt to the Escrow Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Trust shall issue and the Escrow Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

2.15              NO REGISTRATION IN THE UNITED STATES

                  The Escrow Agent acknowledges that the Subscription Receipts and Units have not been registered under the 1933 Act. Furthermore, in accordance with Section 21 of the Underwriting Agreement, the Trust and the Lead Underwriter acknowledge and agree that the Subscription Receipts have not been offered or sold within the United States nor have any "directed selling efforts" been made, nor will any "directed selling efforts" be made, within the United States by the Underwriters with respect to the Subscription Receipts.

2.16              LISTING OF SUBSCRIPTION RECEIPTS

                  The Trust confirms that the Subscription Receipts will be listed and posted for trading on the Toronto Stock Exchange.

2.17              RIGHT OF RESCISSION

(a) If the Prospectus, together with any amendment thereto, contains a misrepresentation (as such term is defined in the SECURITIES ACT (Alberta)) and it was a misrepresentation on the date hereof, purchasers of Subscription Receipts to whom the Prospectus was sent or delivered and who were the original purchasers of the Subscription Receipts (the "ORIGINAL PURCHASERS") shall have a right of action against the Trust for rescission to receive the Subscription Price exerciseable on notice given to the Trust not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser either while he or she is a holder of the Subscription Receipts purchased or while he or she is a holder of the Units issuable upon surrender of such Subscription Receipts.

(b) In no event shall the Trust be liable under this Section 2.17 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

                                   ARTICLE 3
                         SATISFACTION OF ISSUANCE RIGHT
                          OR TERMINATION PAYMENT RIGHT

3.1               NOTICE OF ACQUISITION

                  If the Acquisition Time occurs by the Deadline: (a) the Trust shall forthwith cause the Acquisition Notice to be delivered to the Escrow Agent and the Lead Underwriter on behalf of the Underwriters and the Trust shall concurrently deliver to the Escrow Agent, the Irrevocable Transfer Agent Direction and the Escrow Agent will issue the Units issuable pursuant to the Subscription Receipts and make any required payment as provided herein, and (b) the Trust shall issue a press release confirming the Acquisition has been completed and setting out the Acquisition Date and that the underlying Units have been or will be issued to Receiptholders effective as at the Issue Time.

3.2 RELEASE OF FUNDS ON ACQUISITION DATE OR FOR DEPOSIT INTO ESCROW ARRANGEMENT TO CLOSE ACQUISITION

(a) If the Escrow Release Condition occurs by the Deadline, the Trust shall be entitled to receive from the Escrow Agent the Proceeds and any Earned Interest thereon, less (i) the amount, if any, required to make the payments set forth in Section 3.3(b); and (ii) the amount required to make the payment set forth in Section 3.7 (collectively, the "RELEASED AMOUNT"). The Escrow Agent shall deliver the Released Amount to or to the order of the Trust as soon as reasonably practicable after it receives the written confirmation that the Escrow Release Condition has been satisfied.

(b) In addition, the Trust shall be entitled to receive from the Escrow Agent the Released Amount prior to the satisfaction of the Escrow Release Condition upon the Escrow Agent receiving the following documents before the Deadline:

         (i) a notice in writing in substantially the form attached hereto as Schedule "D" hereto (the "JOINT NOTICE") signed by the Trust and the Lead Underwriter, on behalf of the Underwriters,
                  (i) confirming that the Trust wishes to deposit the Released Amount into an escrow arrangement (the "ESCROW ARRANGEMENT") with Burnet, Duckworth & Palmer LLP, or such other escrow agent satisfactory to the Trust and the Lead Underwriter, each acting reasonably, (the "ESCROW ARRANGEMENT AGENT") for purposes of closing the Acquisition and such Escrow Arrangement Agent shall provide for the Released Amount to be delivered to or to the order of Anadarko for the purposes of closing the Acquisition and to be returned to the Escrow Agent immediately if the Acquisition does not take place on the date indicated on the Joint Notice, and (ii) directing the Escrow Agent to deliver the Released Amount to the Escrow Arrangement Agent; and

         (ii) an undertaking substantially in the form attached hereto as Schedule "E" hereto (the "JOINT UNDERTAKING") signed by the Trust and AOG that the Released Amount is being delivered to the Escrow Arrangement Agent for deposit pursuant to the terms of the Escrow Arrangement for purposes of closing the Acquisition and that the Released Amount will be returned to the Escrow Agent immediately if the Acquisition does not take place on the date indicated on the Joint Undertaking, which funds shall be released or returned pursuant to the terms of this Agreement.

                  Upon receipt of such Joint Notice and Joint Undertaking, the Escrow Agent shall promptly deliver the Released Amount to the Escrow Arrangement Agent. Upon the Trust receiving confirmation from the Escrow Arrangement Agent that the Acquisition has closed, the provisions of Section 3.1 shall apply MUTATIS MUTANDIS.

3.3               ISSUE OF UNITS AND PAYMENT THEREON

(a) If the Acquisition Time occurs by the Deadline, the Units shall be and shall be deemed to be issued to the Receiptholder in accordance with the right of such holder as described in Section 2.2(a) hereof (which right shall be and shall be deemed to be exercised upon the occurrence of the Acquisition Time) and such Units shall be deemed to be issued pursuant to the Trust Indenture at the Issue Time, notwithstanding that a certificate or a Book-Entry Only System customer confirmation therefor may not yet have been issued or entered, as the case may be, and the persons to whom such Units are to be issued in accordance with the provisions of this Agreement shall be deemed to have become the holders of record of such Units at the Issue Time.

(b) If the Acquisition Time occurs by the Deadline, the Receiptholder of record at such time shall be entitled from and after the Issue Time, but shall receive (subject to Section 3.1) no earlier than on the second Business Day following the Acquisition Date, an amount equal to such holder's Acquisition Payment, if any, less applicable withholding taxes, if any, provided that to the extent that this amount, if any, represents amounts in respect of cash distributions for which record dates have occurred but which have not yet been paid, such amount shall not be payable to holders, unless the Trust otherwise elects, until the date such cash distributions are paid to Unitholders; and provided further any Earned Interest shall be paid to the Trust unless Acquisition Payments are required to be paid to each holder, in which case such Acquisition Payments shall be satisfied out of the Earned Interest on the Escrowed Funds. If the Escrowed Funds and Earned Interest are not sufficient to meet the payments required by this
         Section 3.3(b), the Escrow Agent shall only make payments under this section to the extent monies have been deposited with it pursuant to
         Section 3.6. Subject to sufficient funds being available to it, the Escrow Agent agrees to cause any amounts to be paid to holders of Subscription Receipts pursuant to this Section 3.3 to be paid on the second Business Day following the Acquisition Date or the date cash distributions are paid to Unitholders, as applicable.

(c) Upon the issuance or deemed issuance of the Units pursuant to the Subscription Receipts, the Trust, subject to the provisions of the Trust Indenture, shall direct CDS to cause to be entered and issued, as the case may be, to the person or persons in whose name or names such Units have been issued, a Book-Entry Only System customer confirmation, together with a cheque or cheques or wire transfer for the amounts specified in Section 3.3(b).

(d) Effective immediately after the Units have been issued as contemplated in Section 3.3(a) and cheque(s) or wire transfer(s) for the amount specified in Section 3.3(b) have been issued and mailed or delivered (and provided such cheque(s) have been honoured for payment, if presented for payment within six months of the date hereof), the Subscription Receipts relating thereto shall be void and of no value or effect. For greater certainty, any Escrowed Funds, interest or other monies held by the Escrow Agent pursuant hereto after the cheque or cheques or wire transfers for the amount specified in Section 3.3(b) have been mailed or delivered, as the case may be, shall be delivered to the Trust as soon as reasonably practicable thereafter.

3.4               PAYMENT ON TERMINATION

(a) If the Acquisition is terminated, the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition or the Acquisition Time does not occur, in any such case, by the Deadline, the Trust shall forthwith notify the Escrow Agent thereof and shall issue a press release setting forth the Termination Date.

(b) If the Acquisition is terminated, the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition or the Acquisition Time does not occur, in any such case, by the Deadline, the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall be entitled from and after the Termination Payment Time, but shall receive no earlier than on the second Business Day following the Termination Date, a payment in the aggregate amount of
         (i) the Subscription Price in respect of each of such holder's Subscription Receipts; and (ii) such holder's PRO RATA share of the Earned Interest less applicable withholding taxes, if any. The amount paid to each Receiptholder under (i) shall be satisfied by the Escrowed Funds and the amount in (ii), if any, shall be satisfied by the Earned Interest. If the Escrowed Funds are not satisfactory to meet the payment required by Section 3.4(b), the Escrow Agent shall only make payments under this section to the extent monies have been deposited with it pursuant to Section 3.6. The Escrow Agent agrees to cause any amounts to be paid to the holders of Subscription Receipts pursuant to this Section 3.4 on the second Business Day following the Termination Date.

(c) If the Acquisition Time does not occur by the Deadline, registers for the Subscription Receipts shall be closed at the close of business on the Termination Date.

(d) The obligation to make the payment of the amount specified in Section 3.4(b) shall be satisfied by mailing or delivering payment by cheque or wire transfer to the registered holder of the Subscription Receipt at its registered address.

(e) Upon the mailing or delivery of any cheque or wire transfer as provided in Section 3.4(d) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. For greater certainty, any Escrowed Funds, interest or other monies held by the Escrow Agent pursuant hereto after the cheque or wire transfer for the amount specified in Section 3.4(d) have been mailed or delivered, as the case may be, shall be delivered to the Trust as soon as reasonably practicable thereafter.

3.5               CANCELLATION OF SURRENDERED SUBSCRIPTION RECEIPT CERTIFICATES

                  All Subscription Receipt Certificates surrendered to the Escrow Agent pursuant to Sections 2.10, 2.11 and 5.1 shall be returned to or received by the Escrow Agent for cancellation and, if required by the Trust, the Escrow Agent shall furnish the Trust with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.6               ADDITIONAL PAYMENTS BY THE TRUST

                  The Trust shall, no later than one (1) Business Day before the date upon which the Acquisition Payment is required to be paid pursuant to
Article 3, pay to the Escrow Agent such amount, if any, as will be sufficient to allow the Escrow Agent to pay in full the Acquisition Payment as is required under the circumstances.

3.7               PAYMENT OF UNDERWRITING FEE

                  Upon the release of the Released Amount pursuant to Section 3.2(a), the Escrow Agent shall concurrently deliver a certified cheque or bank draft or complete a wire transfer payable to Scotia Capital Inc. on behalf of the Underwriters in the amount of $1,645,000.

                                   ARTICLE 4
                             INVESTMENT OF PROCEEDS
                             AND PAYMENT OF INTEREST

4.1               INVESTMENT OF PROCEEDS

                  Pending disbursement of the Escrowed Funds, the Escrow Agent shall hold, invest and reinvest the Proceeds on behalf of the Receiptholders in short-term obligations of, or guaranteed by, the Government of Canada, corporate commercial paper which is rated R1 (high), investment certificates of a Canadian bank and other approved investments as directed in writing by the Trust. If at any time the Proceeds include cash that is not invested and the Trust has not provided directions to the Escrow Agent to invest such cash, the Escrow Agent shall deposit all such uninvested cash in an account, a term deposit or guaranteed investment certificates of the Escrow Agent or a Canadian bank, having either no fixed term or no irrevocable term and which pays interest on the daily balance.

4.2               SEGREGATION OF PROCEEDS

                  The Escrowed Funds received by the Escrow Agent and any securities or other instruments received by the Escrow Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Escrow Agent as agent for, the Receiptholders and the Underwriters.

                                   ARTICLE 5
                        RIGHTS OF THE TRUST AND COVENANTS

5.1               OPTIONAL PURCHASES BY THE TRUST

                  Subject to applicable law, the Trust may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

5.2               GENERAL COVENANTS

(a) The Trust covenants with the Escrow Agent and the Lead Underwriter, on behalf of the Underwriters, that so long as any Subscription Receipts remain outstanding:

         (i) it will use its reasonable best efforts to maintain its existence;

         (ii) it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in material default in each of the Provinces of Canada in which it is presently a reporting issuer;

         (iii) it will announce by press release the occurrence of the Acquisition Date or the Termination Date, as the case may be, in accordance with Section 3.1 or Section 3.4(a), as the case may be;

         (iv) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement;

         (v) prior to the earlier of the Acquisition Date and the Termination Date, it will not sell the properties or assets of the Trust as, or substantially as, an entirety, to any other entity;

         (vi) it will reserve and keep available a sufficient number of Units for the purpose of enabling it to satisfy its obligations to issue Units pursuant to the Subscription Receipts;

         (vii) it will cause the Units and the certificates representing the Units from time to time acquired pursuant to the Subscription Receipts to be duly issued and delivered in accordance with the Subscription Receipts and the terms hereof; and

         (viii) it will use its reasonable best efforts to ensure that (until the earlier of the Issue Date and the Termination Date) the Subscription Receipts and the Units continue to be or are listed and posted for trading on the Toronto Stock Exchange.

(b) In addition, the Trust covenants with the Escrow Agent and the Lead Underwriter, on behalf of the Underwriters, that, from the date hereof to the earlier of the Termination Date and the Acquisition Date, it will not do any of the following:

         (i) subdivide or redivide the outstanding Units into a greater number of units;

         (ii) reduce, combine or consolidate the outstanding Units into a smaller number of units;

         (iii) issue Units to holders of all or substantially all of the outstanding Units by way of a dividend or distribution (other than the issue of Units to holders of Units who have elected to receive distributions in the form of Units in lieu of cash distributions paid in the ordinary course on the Units);

         (iv) fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Units of (i) units of any class other than Units and other than units distributed to holders of Units who have elected to receive distributions in the form of such units in lieu of distributions paid in the ordinary course, or (ii) rights, options or warrants; or

         (v) reclassify the Units or undertake a reorganization of the Trust or a consolidation, amalgamation, arrangement, merger or similar transaction of the Trust with any other Person or other entity; or a sale or conveyance of the property and assets of the Trust as an entirety or substantially as an entirety to any other Person or entity or a liquidation, dissolution or winding-up of the Trust.

5.3               ESCROW AGENT'S REMUNERATION, EXPENSES AND INDEMNIFICATION

(a) The Trust covenants that it will pay to the Escrow Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Escrow Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Escrow Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Escrow Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Escrow Agent's negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Escrow Agent against unpaid invoices and shall be payable on demand.

(b) The Trust hereby indemnifies and saves harmless the Escrow Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Escrow Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, wilful misconduct or bad faith of the Escrow Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Escrow Agent.

5.4               PERFORMANCE OF COVENANTS BY ESCROW AGENT

                  If the Trust shall fail to perform any of its covenants contained in this Agreement, the Escrow Agent may notify the Receiptholders and the Lead Underwriter, on behalf of the Underwriters, of such failure on the part of the Trust or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Escrow Agent in so doing shall be repayable as provided in
Section 5.3. No such performance, expenditure or advance by the Escrow Agent shall relieve the Trust of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5               ACCOUNTING

                  The Escrow Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Escrow Agent hereunder and the receipt, investment, reinvestment and disbursement of the Proceeds, and shall provide to the Trust and the Underwriters records and statements thereof periodically upon written request. The Trust shall have the right to audit any such books, records, accounts and statements.

5.6               PAYMENTS BY ESCROW AGENT

                  In the event that any funds to be disbursed by the Escrow Agent in accordance herewith are received by the Escrow Agent in the form of an uncertified cheque or cheques, the Escrow Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Escrow Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.7               REGULATORY MATTERS

                  The Trust shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Units in the circumstances contemplated by Section 3.3 such that (i) such issuance will comply with the prospectus and registration requirements of applicable securities laws and (ii) the first trade in Units will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws.

                                    ARTICLE 6
                                   ENFORCEMENT

6.1               SUITS BY RECEIPTHOLDERS

                  All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Escrow Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

6.2               IMMUNITY OF UNITHOLDERS, ETC.

                  The Escrow Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Unitholder, director, officer, employee or agent of the Trust or AOG or any successor entity for the issue of the Units pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Trust contained herein or in the Subscription Receipt Certificate(s) .

6.3               LIMITATION OF LIABILITY

                  The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Unitholders, directors, officers or employees of the Trust or AOG or any successor entity or any of the past, present or future officers, employees or agents of the Trust or of any successor entity, but only the property of the Trust or any successor entity shall be bound in respect hereof.


                                   ARTICLE 7
                           MEETINGS OF RECEIPTHOLDERS

7.1               RIGHT TO CONVENE MEETINGS

                  The Escrow Agent may at any time and from time to time, and shall on receipt of a written request of the Trust or of a Receiptholders' Request and upon being indemnified to its reasonable satisfaction by the Trust or by the Receiptholders signing such Receiptholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Escrow Agent failing to so convene a meeting within ten (10) days after receipt of such written request of the Trust or such Receiptholders' Request and indemnity given as aforesaid, the Trust or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be determined by the Escrow Agent and approved by the Trust.

7.2               NOTICE

                  At least ten (10) days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Escrow Agent (unless the meeting has been called by the Escrow Agent) and to the Trust (unless the meeting has been called by the Trust). Such notice shall state the date (which should be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3               CHAIRMAN

                  An individual (who need not be a Receiptholder) designated in writing by the Escrow Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

7.4               QUORUM

                  Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or by proxy and holding 25% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 25% of the then outstanding Subscription Receipts.

7.5               POWER TO ADJOURN

                  The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6               SHOW OF HANDS

                  Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7               POLL AND VOTING

                  On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

                  On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Unit he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

7.8               REGULATIONS

                  The Escrow Agent, or the Trust with the approval of the Escrow Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a) the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b) the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Escrow Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Escrow Agent, the Trust or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Trust or to the Escrow Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)      the form of the instrument of proxy; and

(f) generally for the calling of meetings of Receiptholders and the conduct of business thereat.

                  Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

7.9               TRUST AND ESCROW AGENT MAY BE REPRESENTED

                  The Trust, AOG and the Escrow Agent, by their respective authorized agents, and the counsel for the Trust and for the Escrow Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

7.10              POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

                  In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 7.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Escrow Agent against the Trust or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b) to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders;

(c) to direct or to authorize the Escrow Agent to enforce any of the covenants on the part of the Trust contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Escrow Agent to waive, any default on the part of the Trust in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e) to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Trust for the enforcement of any of the covenants on the part of the Trust in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f) to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g) to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Trust, and to authorize the Escrow Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h) with the consent of the Trust (such consent not to be unreasonably withheld), to remove the Escrow Agent or its successor in office and to appoint a new Escrow Agent to take the place of the Escrow Agent so removed;

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Units or other securities of the Trust; and

(j) to assent to any modification of the Trust Indenture in circumstances where, had the Units then been outstanding, an extraordinary resolution of the holders of Units would have been required.

7.11              MEANING OF EXTRAORDINARY RESOLUTION

(a) The expression "extraordinary resolution" when used in this Agreement means, subject as hereinafter provided in this Section 7.11 and in
         Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two (2) Receiptholders holding more than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2/3% of the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution.

(b) If, at any meeting called for the purpose of passing an extraordinary resolution, at least two (2) Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fourteen (14) or more than thirty (30) days later, and to such place and time as may be appointed by the chairman. Not less than seven (7) days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting

         (i) if the extraordinary resolution purports to exercise any of the powers conferred pursuant to Subsection 7.10 (a), (d),
                  (g), (i) or (j) or purports to change the provisions of this
                  Section 7.11 or of Section 7.14 or purports to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in person or by proxy; and

         (ii) in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c) At any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 7.11(a) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

7.12              POWERS CUMULATIVE

                  Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13              MINUTES

                  Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Escrow Agent at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14              INSTRUMENTS IN WRITING

                  All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of then outstanding Subscription Receipts with respect to an extraordinary resolution, and the expression "extraordinary resolution" when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts.

7.15              BINDING EFFECT OF RESOLUTIONS

                  Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Escrow Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16              HOLDINGS BY TRUST DISREGARDED

                  In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Receiptholders' Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Trust or any affiliated entity of the Trust shall be disregarded in accordance with the provisions of Section 10.7.

                                   ARTICLE 8
                             SUPPLEMENTAL AGREEMENTS

8.1               PROVISION FOR SUPPLEMENTAL AGREEMENTS FOR CERTAIN PURPOSES

                  From time to time the Trust (when authorized by action by AOG), the Lead Underwriter, on behalf of the Underwriters, and the Escrow Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Escrow Agent prejudicial to the interests of the Receiptholders;

(b)      giving effect to any extraordinary resolution passed as provided in
         Article 7;

(c) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Escrow Agent, prejudicial to the interests of the Receiptholders;

(d) adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof,

(e) modifying any of the provisions of this Agreement, including relieving the Trust from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Escrow Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Escrow Agent, and provided further that the Escrow Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Escrow Agent when the same shall become operative; and

(f) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Escrow Agent the rights of the Escrow Agent and of the Receiptholders are in no way prejudiced thereby.


                                   ARTICLE 9
                           CONCERNING THE ESCROW AGENT

9.1               RIGHTS AND DUTIES OF ESCROW AGENT

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Escrow Agent shall exercise that degree of care, diligence and skill that a reasonably prudent escrow agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Escrow Agent from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or bad faith.

(b) The obligation of the Escrow Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Escrow Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Escrow Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Escrow Agent to protect and to hold harmless the Escrow Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Escrow Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Escrow Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Escrow Agent the Subscription Receipts held by them, for which Subscription Receipts the Escrow Agent shall issue receipts.

(d) Every provision of this Agreement that by its terms relieves the Escrow Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 9.1 and of Section 9.2.

(e) The Escrow Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f) The Escrow Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.

(g) The Escrow Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h) The Escrow Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(i) The Escrow Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

9.2               EVIDENCE, EXPERTS AND ADVISERS

(a) In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Trust shall furnish to the Escrow Agent such additional evidence of compliance with any provision hereof, and in such form, as the Escrow Agent may reasonably require by written notice to the Trust.

(b) In the exercise of its rights and duties hereunder, the Escrow Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Trust, certificates of the Trust or other evidence furnished to the Escrow Agent pursuant to any provision hereof or pursuant to a request of the Escrow Agent.

(c) Whenever it is provided in this Agreement that the Trust shall deposit with the Escrow Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Trust to have the Escrow Agent take the action to be based thereon.

(d) Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Escrow Agent may consider adequate.

(e) The Escrow Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Escrow Agent.

9.3               DOCUMENTS, MONIES, ETC. HELD BY ESCROW AGENT

                  Any securities, documents of title or other instruments that may at any time be held by the Escrow Agent pursuant to this Agreement may be placed in the deposit vaults of the Escrow Agent or of any Canadian bank or deposited for safekeeping with any such bank. If the Escrow Agent has not received a direction under Section 4.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Escrow Agent in any Canadian bank, or in the deposit department of the Escrow Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

9.4               ACTIONS BY ESCROW AGENT TO PROTECT INTEREST

                  The Escrow Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

9.5               ESCROW AGENT NOT REQUIRED TO GIVE SECURITY

                  The Escrow Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.6               PROTECTION OF ESCROW AGENT

                  By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a) the Escrow Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.8 or in the certificate of the Escrow Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Trust;

(b) nothing herein contained shall impose any obligation on the Escrow Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c) the Escrow Agent shall not be bound to give notice to any person or persons of the execution hereof; and

(d) the Escrow Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Trust of any of the covenants herein contained or of any acts of any officers, employees, agents or servants of the Trust or AOG.

9.7               REPLACEMENT OF ESCROW AGENT; SUCCESSOR BY MERGER

(a) The Escrow Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.7, by giving to the Trust not less than thirty (30) days prior notice in writing or such shorter prior notice as the Trust may accept as sufficient. The Receiptholders by extraordinary resolution shall have power at any time to remove the existing Escrow Agent and to appoint a new Escrow Agent. In the event of the Escrow Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Lead Underwriter, on behalf of the Underwriters, shall forthwith appoint a new escrow agent unless a new escrow agent has already been appointed by the Receiptholders; failing such appointment by the Lead Underwriter, on behalf of the Underwriters, the retiring Escrow Agent or any Receiptholder may apply to a justice of the Court of Queen's Bench (Alberta) on such notice as such justice may direct, for the appointment of a new escrow agent; but any new escrow agent so appointed by the Lead Underwriter, on behalf of the Underwriters, or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new escrow agent appointed under any provision of this Section 9.7 shall be a corporation authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment, the new escrow agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Escrow Agent hereunder. At the request of the Trust or the new Escrow Agent, the retiring Escrow Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new Escrow Agent all property and money held and all records kept by the retiring Escrow Agent hereunder or in connection herewith.

(b) Upon the appointment of a successor escrow agent, the Trust shall promptly notify the Receiptholders thereof in the manner provided for in Article 10.

(c) Any corporation into or with which the Escrow Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Escrow Agent shall be a party, or any corporation succeeding to the corporate trust business of the Escrow Agent shall be the successor to the Escrow Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor escrow agent under Subsection 9.7(a).

(d) Any Subscription Receipt Certificates certified but not delivered by a predecessor escrow agent may be delivered by the successor escrow agent in the name of the predecessor or successor escrow agent.

9.8               CONFLICT OF INTEREST

(a) The Escrow Agent represents to the Trust and the Lead Underwriter, on behalf of the Underwriters, that at the time of execution and delivery hereof no material conflict of interest exists between its role as a escrow agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as escrow agent hereunder to a successor escrow agent approved by the Trust and meeting the requirements set forth in Subsection 9.7(a). Notwithstanding the foregoing provisions of this

         Subsection 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to Subsection 9.8(a), the Escrow Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into financial transactions with the Trust or any affiliated entity of the Trust without being liable to account for any profit made thereby.

9.9               ACCEPTANCE OF APPOINTMENT

                  The Escrow Agent hereby accepts the appointment as escrow agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

9.10              ESCROW AGENT NOT TO BE APPOINTED RECEIVER

                  The Escrow Agent and any person related to the Escrow Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Trust.


                                   ARTICLE 10
                                    GENERAL

10.1              NOTICE TO THE TRUST, ESCROW AGENT AND THE LEAD UNDERWRITER

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to the Trust, the Underwriters or the Escrow Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by telecopier:

         (i)      if to the Trust:

                      Advantage Energy Income Fund
                      3100, 150 - 6th Avenue S.W.
                      Calgary, Alberta  T2P 3H7

                      Attention:   Vice-President, Finance and Chief
                                   Financial Officer
                      Facsimile:   (403) 261-8810

         (ii)     if to the Lead Underwriter, on behalf of the Underwriters:

                      Scotia Capital Inc.
                      1800, 700 - 2nd Street S.W.
                      Calgary, Alberta  T2P 2W1

                      Attention:   Steven Kroeker
                      Facsimile:   (403) 298-4099

(iii)    if to the Escrow Agent:

                      Computershare Trust Company of Canada
                      600, 530-8th Avenue S.W.
                      Calgary, AB   T2P 3S8

                      Attention:   General Manager, Corporate Trust Services
                      Facsimile:   (403) 267-6598

         and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b) The Trust, the Lead Underwriter, on behalf of the Underwriters, or the Escrow Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Trust, the Lead Underwriter, on behalf of the Underwriters, or the Escrow Agent, as the case may be, for all purposes of this Agreement.

10.2              NOTICE TO RECEIPTHOLDERS

(a) Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) Business Days following actual posting of the notice.

(b) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Escrow Agent.

10.3              OWNERSHIP AND TRANSFER OF SUBSCRIPTION RECEIPTS

                  The Trust and the Escrow Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 2.13 and 2.14, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Trust and the Escrow Agent shall not be affected by any notice or knowledge to the contrary except where the Trust or the Escrow Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Trust and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such Receiptholder for the Units which may be acquired pursuant thereto shall be a good discharge to the Trust and the Escrow Agent for the same and neither the Trust nor the Escrow Agent shall be bound to inquire into the title of any such holder except where the Trust or the Escrow Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4              EVIDENCE OF OWNERSHIP

(a) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Escrow Agent stating that the Subscription Receipts specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Trust and the Escrow Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b) The Trust and the Escrow Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Escrow Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, or
         (iii) a statutory declaration of a witness of such execution.

10.5              SATISFACTION AND DISCHARGE OF AGREEMENT

                  Upon the earlier of:

(a) the issue of certificates or Book-Entry Only System customer confirmations representing Units and payment of all monies required as provided in Section 3.3; or

(b) the payment of all monies required where the Acquisition is terminated or the Acquisition Time does not occur by the Deadline as provided in
         Section 3.4,

this Agreement shall cease to be of further effect and the Escrow Agent, on demand of and at the cost and expense of the Trust and upon delivery to the Escrow Agent of a certificate of the Trust stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Escrow Agent by the Trust hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6 PROVISIONS OF AGREEMENT AND SUBSCRIPTION RECEIPTS FOR THE SOLE BENEFIT OF PARTIES AND RECEIPTHOLDERS

                  Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

10.7 SUBSCRIPTION RECEIPTS OWNED BY THE TRUST OR ITS SUBSIDIARIES - CERTIFICATE TO BE PROVIDED

                  For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Trust or any affiliated entity of the Trust in Section 7.16, the Trust shall provide to the Escrow Agent, from time to time, a certificate of the Trust setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Trust or any affiliated entity of the Trust, and the Escrow Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

10.8              EFFECT OF EXECUTION

                  Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Trust and the Escrow Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

10.9              CONTRACTUAL OBLIGATIONS OF THE TRUST

                  The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

10.10             TIME OF ESSENCE

                  Time is and shall remain of the essence of this Agreement.

10.11             COUNTERPARTS

                  This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

                  IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

                                        ADVANTAGE ENERGY INCOME FUND by
                                        Advantage Oil & Gas Ltd.


                                        By: /s/ Peter Hanrahan
                                            ---------------------------------


                                        SCOTIA CAPITAL INC., ON ITS OWN BEHALF
                                        AND ON BEHALF OF BMO NESBITT BURNS INC.,
                                        NATIONAL BANK FINANCIAL INC., RBC
                                        DOMINION SECURITIES INC., CIBC WORLD
                                        MARKETS INC., FIRSTENERGY CAPITAL CORP.,
                                        AND RAYMOND JAMES LTD.

                                        SCOTIA CAPITAL INC.


                                        By: /s/ Steven Kroeker
                                            ---------------------------------


                                        COMPUTERSHARE TRUST COMPANY OF CANADA

                                        By: /s/ Dan Sander
                                            ---------------------------------


                                        By: /s/ Jacqueline Spink
                                            ---------------------------------

                                  SCHEDULE "A"

            This is Schedule "A" to a Subscription Receipt Agreement made as of September 14, 2004 among Advantage Energy Income Fund, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. and Computershare Trust Company of Canada, as Escrow Agent
            ----------------------------------------------------------

                 FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.

                          ADVANTAGE ENERGY INCOME FUND

           (an unincorporated trust formed under the laws of Alberta)

NUMBER:                                                  CUSIP/ISIN:  00762L119

THIS IS TO CERTIFY THAT ______________ (the "HOLDER") is the registered holder of the Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (this "CERTIFICATE") are issued pursuant to a Subscription Receipt Agreement ("AGREEMENT") dated September 14, 2004, among Advantage Energy Income Fund (the "Trust"), Computershare Trust Company of Canada (the "ESCROW AGENT") and Scotia Capital Inc., on its own behalf and on behalf of BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. (collectively, the "UNDERWRITERS").

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

                  Each Subscription Receipt entitles the holder:

           (a) if the Acquisition Time occurs by the Deadline, to receive, for no additional consideration, one Unit plus such holder's Acquisition Payment, if any, less applicable withholding taxes, if any; or

           (b) if the Acquisition Time does not occur by the Deadline, the Acquisition is terminated at any earlier time or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, to receive an amount equal to the sum of the Subscription Price and such holder's PRO RATA share of the Earned Interest, less applicable withholding taxes, if any, all in the manner and on the terms and conditions set out in the Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Unitholder or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Escrow Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Escrow Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Escrow Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Calgary time) on the earlier to occur of the Acquisition Date and the Termination Date (subject to settlement of trades).

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Escrow Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Trust has caused this Certificate to be signed by a duly
authorized representative as of             , 2004.


                                        ADVANTAGE ENERGY INCOME FUND,
                                        by Advantage Oil & Gas Ltd.



                                        ----------------------------------


Countersigned by:

COMPUTERSHARE TRUST COMPANY OF
CANADA, as Escrow Agent



--------------------------------

                                  SCHEDULE "B"

            This is Schedule "B" to a Subscription Receipt Agreement made as of September 14, 2004 among Advantage Energy Income Fund, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. and Computershare Trust Company of Canada, as Escrow Agent
            ---------------------------------------------------------

                     IRREVOCABLE TRANSFER AGENT DIRECTION


TO:      COMPUTERSHARE TRUST COMPANY OF CANADA

                  This Irrevocable Transfer Agent Direction is being provided pursuant to subparagraph 3.1(a) of the Subscription Receipt Agreement (the "Subscription Receipt Agreement") dated September 14, 2004 among Advantage Energy Income Fund (the "Trust"), Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. and Computershare Trust Company of Canada (the "Escrow Agent").

                  Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

                  The Escrow Agent is hereby irrevocably directed and authorized, in its capacity as registrar and transfer agent of the Units and as Escrow Agent

           (a) to issue on behalf of the Trust, [__________] fully paid and non-assessable Units to the person or persons to whom such Units are to be issued pursuant to the terms of the Subscription Receipt Agreement and the Subscription Receipt Certificates following the occurrence of the Acquisition Time prior to the Deadline (which occurred on [_________], 2004), all in accordance with the provisions of the Subscription Receipt Certificate and the Subscription Receipt Agreement. Such Units shall be delivered to the Receiptholders through CDS;

           (b) forthwith upon receipt from the Trust of the required funds as set forth in subsection 3.3(b) and Section 3.6 of the Subscription Receipt Agreement, to pay and deliver, on behalf of the Trust, an aggregate of [$ _________] of Acquisition Payment to the person or persons to whom such payments are to be made following the occurrence of the Acquisition Time prior
                  to the Deadline (which occurred on          , 2004), all in
                  accordance with the provisions of the Agreement and the Subscription Receipt(s). Such payment shall be delivered to the Receiptholders through CDS; and

           (c) to release from the Escrowed Funds to Scotia Capital Inc., on behalf of the Underwriters, the sum of $o.

                  DATED at Calgary, Alberta, this       day of           , 2004.

                                        ADVANTAGE ENERGY INCOME FUND, by
                                        Advantage Oil & Gas Ltd.


                                        Per: /s/ Peter Hanrahan
                                             -----------------------
                                             Peter Hanrahan
                                             Vice-President, Finance and
                                                Chief Financial Officer

                                  SCHEDULE "C"

            This is Schedule "C" to a Subscription Receipt Agreement made as of September 14, 2004 among Advantage Energy Income Fund, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. and Computershare Trust Company of Canada, as Escrow Agent
            ----------------------------------------------------------


                               ACQUISITION NOTICE

TO:        COMPUTERSHARE TRUST COMPANY OF CANADA
AND TO:    SCOTIA CAPITAL INC. ON BEHALF OF THE UNDERWRITERS (AS DEFINED BELOW)

           This Acquisition Notice is being provided pursuant to paragraph 3.1(a) of the Subscription Receipt Agreement (the "Subscription Receipt Agreement") dated September 14, 2004 among Advantage Energy Income Fund (the "Trust"), Computershare Trust Company of Canada (the "Escrow Agent") and Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. (collectively, the "Underwriters").

           Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

           The Escrow Agent is hereby notified by the Trust that the Acquisition Time has occurred prior to the Deadline.

           DATED at Calgary, Alberta, this      day of         , 2004.


                                        ADVANTAGE ENERGY INCOME FUND, by
                                        Advantage Oil & Gas Ltd.


                                        Per: /s/ Peter Hanrahan
                                             -----------------------
                                             Peter Hanrahan
                                             Vice-President, Finance
                                             and Chief Financial Officer

                                  SCHEDULE "D"

            This is Schedule "D" to a Subscription Receipt Agreement made as of September 14, 2004 among Advantage Energy Income Fund, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. and Computershare Trust Company of Canada, as Escrow Agent
            ---------------------------------------------------------

                                JOINT NOTICE

TO:    COMPUTERSHARE TRUST COMPANY OF CANADA

       This Joint Notice is being provided pursuant to paragraph 3.2(b)(i) of the Subscription Receipt Agreement (the "Subscription Receipt Agreement") dated September 14, 2004 among Advantage Energy Income Fund (the "Trust"), Computershare Trust Company of Canada (the "Escrow Agent") and Scotia Capital Inc., on its own behalf and on behalf of BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. (collectively, the "Underwriters").

       Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

       The Trust and the Lead Underwriter, on behalf of the Underwriters, hereby confirm that the Trust wishes to deposit the Released Amount into an escrow arrangement (the "Escrow Arrangement") with Burnet, Duckworth & Palmer LLP (the "Escrow Arrangement Agent") for the purposes of closing the Acquisition and the Escrow Arrangement Agent shall provide for the Released Amount to be delivered to the order of Anadarko on behalf of AOG for the purposes of closing the Acquisition and to be returned to the Escrow Agent immediately if the Acquisition does not close on the date hereof and further, hereby direct the Escrow Agent to deliver the Released Amount to the Escrow Arrangement Agent via wire transfer at 8:00 a.m. (Toronto time) on Wednesday, September 15, 2004 as follows:

      Beneficiary Account Name: Burnet, Duckworth & Palmer LLP in Trust c/o TD Bank/Canada Trust
      340, 5th Avenue S.W.
      Calgary, Alberta   T2P 2P6
      Branch Transit Number:  80609 004
      Beneficiary Account Number: 08050330658
      Swift Code: TDOMCATT

                  DATED at Calgary, Alberta, this 15th day of September, 2004.

ADVANTAGE ENERGY INCOME FUND,
by Advantage Oil & Gas Ltd.            SCOTIA CAPITAL INC., ON ITS OWN BEHALF
                                       AND ON BEHALF OF BMO NESBITT BURNS INC.,
                                       NATIONAL BANK FINANCIAL INC., RBC
Per: /s/                               DOMINION SECURITIES INC., CIBC WORLD
     ------------------------------    MARKETS INC., FIRSTENERGY CAPITAL CORP.,
     Peter Hanrahan                    AND RAYMOND JAMES LTD.
       Peter Hanrahan
       Vice-President, Finance and     SCOTIA CAPTIAL INC.
          Chief Financial Officer

                                       By:
                                           --------------------------------


Acknowledged this 15th day of September, 2004.

BURNET, DUCKWORTH & PALMER LLP

Per: /s/
     ---------------------------------------

                                  SCHEDULE "E"

            This is Schedule "E" to a Subscription Receipt Agreement made as of September 14, 2004 among Advantage Energy Income Fund, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. and Computershare Trust Company of Canada, as Escrow Agent
            ---------------------------------------------------------

                              JOINT UNDERTAKING

TO:         COMPUTERSHARE TRUST COMPANY OF CANADA

            This Joint Undertaking is being provided pursuant to paragraph 3.2(b)(ii) of the Subscription Receipt Agreement (the "Subscription Receipt Agreement") dated September 14, 2004 among Advantage Energy Income Fund (the "Trust"), Computershare Trust Company of Canada (the "Escrow Agent") and Scotia Capital Inc., on its own behalf and on behalf of BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. (collectively, the "Underwriters").

            Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

            The Trust and Advantage Oil & Gas Ltd. hereby undertake to the Escrow Agent that the Released Amount is being delivered to Burnet, Duckworth & Palmer LLP for deposit pursuant to the terms of the Escrow Arrangement for the purposes of closing the Acquisition and that if the Acquisition does not occur on the date hereof, the Released Amount will be immediately returned to the Escrow Agent which funds shall be released or returned pursuant to the terms of the Subscription Receipt Agreement.

            DATED at Calgary, Alberta, this 15th day of September, 2004.

                                        ADVANTAGE ENERGY INCOME FUND, by
                                        Advantage Oil & Gas Ltd.


                                        Per: /s/ Peter Hanrahan
                                             -----------------------
                                             Peter Hanrahan
                                             Vice-President, Finance
                                             and Chief Financial Officer



                                        ADVANTAGE OIL & GAS LTD.


                                        Per: /s/ Peter Hanrahan
                                             -----------------------
                                             Peter Hanrahan
                                             Vice-President, Finance
                                             and Chief Financial Officer


Acknowledged this 15th day of September, 2004.

BURNET, DUCKWORTH & PALMER LLP

Per:
     ---------------------------------------